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                             December 11, 2023

       Paul Mobley
       Chief Financial Officer
       Noble Roman's Inc.
       6612 E. 75th Street
       Suite 450
       Indianapolis, IN 46250

                                                        Re: Noble Roman's Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            File No. 000-11104

       Dear Paul Mobley:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2023

       General

   1. Per your Form 8-K filed April 20, 2023, we note that Somerset CPA's P.C. will not seek re-appointment as your
auditor for 2023 and that you are evaluating alternative
                                                        independent accountants
to serve as the auditor for 2023. It does not appear that you have appointed a new
auditor. Please tell us if an independent public accountant reviewed your interim financial
statements in accordance with Rule 8-03 of Regulation S-X.
 Paul Mobley
FirstName LastNamePaul   Mobley
Noble Roman's  Inc.
Comapany11,
December  NameNoble
              2023    Roman's Inc.
December
Page 2    11, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services